                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                           ENGINEERING ANIMATION, INC.
                       (Name of Subject Company (Issuer))

                           UGS ACQUISITION CORPORATION
                           UNIGRAPHICS SOLUTIONS INC.
                       ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   29287210-8
                      (CUSIP Number of Class of Securities)

                             J. Randall Walti, Esq.
                                 General Counsel
                           UNIGRAPHICS SOLUTIONS INC.
                              13736 Riverport Drive
                        Maryland Heights, Missouri 63043
                             TELEPHONE: 314-344-5900
                             FACSIMILE: 314-344-2677
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

  William F. Bavinger III, Esq.                David B. Hollander, Esq.
         Bryan Cave LLP               Counsel - Corporate Acquisitions & Finance
   700 Thirteenth Street, N.W.              Electronic Data Systems Corporation
      Washington, DC 20005                       5400 Legacy Drive
     Telephone: 202-508-6000                    Plano, Texas 75024
     Facsimile: 202-508-6200                 Telephone: 972-604-6000
                                                Facsimile: 972-605-5613


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                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation*                                 Amount of Filing Fee
        $214,170,866.25                                           $42,835
================================================================================


* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Engineering Animation, Inc. (the "Common Stock"), including the related preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), and 3,503,444 Shares issuable upon exercise of outstanding options, at a price of $13.75 per Share, without interest. As of August 31, 2000, there were 12,072,619 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 15,576,063 Shares and $13.75 per Share. Such number does not render any Shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $42,835                      Filing Party:   UGS Acquisition Corporation
                                                                        Unigraphics Solutions Inc.
Form or Registration No.:  SC TO-T                      Date Filed:     September 13, 2000
                           (File No. 5-48517)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]     third-party tender offer subject to Rule 14d-1.
         [ ]     issuer tender offer subject to Rule 13e-4.
         [ ]     going-private transaction subject to Rule 13e-3.
         [ ]     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO/A

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on September 13, 2000, as amended, relating to the offer by UGS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Unigraphics Solutions Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Engineering Animation, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $13.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in the Press Release issued by Parent on October 11, 2000, a copy of which is filed as Exhibit (a)(1)(K) hereto, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 to the Schedule TO is hereby amended to add the following:

(a)(1)(K) Press release issued by Parent on October 11, 2000, announcing the receipt of regulatory approvals.



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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                            UGS ACQUISITION CORPORATION


                            By:      /s/  Douglas E. Barnett
                                     ---------------------------------
                            Name:    Douglas E. Barnett
                            Title:   President


                            UNIGRAPHICS SOLUTIONS INC.


                            By:      /s/  Douglas E. Barnett
                                     ---------------------------------
                            Name:    Douglas E. Barnett
                            Title:   Vice President, Chief Financial Officer


                            ELECTRONIC DATA SYSTEMS CORPORATION


                            By:      /s/ D. Gilbert Friedlander
                                     ---------------------------------
                            Name:    D. Gilbert Friedlander
                            Title:   Senior Vice President, General Counsel
                                     and Secretary

Dated:  October 11, 2000

                                  EXHIBIT INDEX

Exhibit                    Description
-------                    -----------

(a)(1)(A)         Offer to Purchase, dated September 13, 2000.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued jointly by Parent and the Company, dated September 13, 2000, announcing the commencement of the Offer.*

(a)(1)(H)         Summary Advertisement, dated September 13, 2000.*

(a)(1)(I) Press release issued jointly by Parent and the Company and letter of announcement to employees announcing signing of the Merger Agreement, each dated September 5, 2000, incorporated herein by reference to the Schedule TO (File No. 005-48517) filed by Parent and Purchaser on September 5, 2000.*

(a)(1)(J) Press release issued by Parent on October 5, 2000, announcing the status of regulatory approvals.*

(a)(1)(K) Press release issued by Parent on October 11, 2000, announcing the receipt of regulatory approvals.

(b)(1) Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation.*

(b)(2) Amendment to Intercompany Credit Agreement, dated as of September 1, 2000, by and between Parent and Electronic Data Systems Corporation.*

(d)(1) Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Stock Option Agreement, dated as of September 5, 2000, by and between Parent

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                  and Target.*

(d)(3) Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and each of the holders of Shares parties thereto.*

(g)               Not applicable.*

(h)               Not applicable.*

*  Previously filed.